UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Jacksonville Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

469249205

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]        Rule 13d-1(b)

[   ]        Rule 13d-1(c)

[   ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 9 Pages

Page 2 of 9 Pages

1	Names of Reporting Persons

Endeavour Capital Advisors Inc.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.         [    ]

b.         [    ]

3	SEC Use Only

4	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power 314,292
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
314,292

9	Aggregate Amount Beneficially Owned by Each Reporting Person

314,292

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[    ]

11	Percent of Class Represented By Amount in Row (9)

9.9%

12	Type of Reporting Person (See Instructions)

IA

Page 3 of 9 Pages

1	Names of Reporting Persons

Endeavour Regional Bank Opportunities Fund L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.         [    ]

b.         [    ]

3	SEC Use Only

4	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power 201,498
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
201,498

9	Aggregate Amount Beneficially Owned by Each Reporting Person

201,498

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[    ]

11	Percent of Class Represented By Amount in Row (9)

6.3%

12	Type of Reporting Person (See Instructions)

PN

Page 4 of 9 Pages

1	Names of Reporting Persons

Laurence M. Austin

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.         [    ]

b.         [    ]

3	SEC Use Only

4	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power 314,292
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
314,292

9	Aggregate Amount Beneficially Owned by Each Reporting Person

314,292

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[    ]

11	Percent of Class Represented By Amount in Row (9)

9.9%

12	Type of Reporting Person (See Instructions)

IN, HC

Page 5 of 9 Pages

1	Names of Reporting Persons

Mitchell J. Katz

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.         [    ]

b.         [    ]

3	SEC Use Only

4	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power 314,292
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
314,292

9	Aggregate Amount Beneficially Owned by Each Reporting Person

314,292

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[    ]

11	Percent of Class Represented By Amount in Row (9)

9.9%

12	Type of Reporting Person (See Instructions)

IN, HC

Page 6 of 9 Pages

Item	1(a)	Name of Issuer: Jacksonville Bancorp, Inc. (the “Issuer”)

	1(b)	Address of the Issuer’s Principal Executive Offices:
100 North Laura Street, Suite 1000, Jacksonville, FL 32202

Item	2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: (i) Endeavour Capital Advisors Inc. (“Endeavour”), (ii) Endeavour Regional Bank Opportunities Fund L.P. (the “Fund”), (iii) Laurence M. Austin and (iv) Mitchell J. Katz.

	2(b)	Principal Business Address or, if none, Residence:
Endeavour Capital Advisors Inc. 410 Greenwich Avenue Greenwich, CT 06830

	2(c)	Citizenship of Person Filing:

Endeavour is a Delaware corporation, the Fund is a Delaware limited partnership and Mssrs. Austin and Katz are citizens of the United States of America.

	2(d)	Title of Class of Securities: Common Stock

	2(e)	CUSIP Number: 469249205

Item	3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

Page 7 of 9 Pages

		(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

		(j) [_] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

		(k) [_] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b) (1)(ii)(J), please specify the type of institution:

Item	4.	Ownership:

		The information in items 1 and 5 through 11 on the cover pages (pp. 2-5) on this Schedule 13G is hereby incorporated by reference.

Item	5.	Ownership of Five Percent or Less of a Class:

		Not applicable.

Item	6.	Ownership of More than Five Percent on Behalf of Another Person:

		Not applicable.

Item	7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

		Not applicable.

Item	8.	Identification and Classification of Members of the Group:

		Not applicable.

Item	9.	Notice of Dissolution of Group:

		Not applicable.

Item	10.	Certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

ENDEAVOUR CAPITAL ADVISORS INC. *

By:	/s/ Glenn Hofsess
Name: Glenn Hofsess Title: Chief Financial Officer

ENDEAVOUR REGIONAL BANK OPPORTUNITIES FUND L.P. *

By:	/s/ Glenn Hofsess
Name: Glenn Hofsess Title: Chief Financial Officer of Endeavour Capital Advisors Inc., its investment advisor

LAURENCE M. AUSTIN*

By:	/s/ Laurence M. Austin

MITCHELL J.KATZ*

By:	/s/ Mitchell J. Katz

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Page 9 of 9 Pages

EXHIBIT 1

AGREEMENT OF JOINT FILING

Endeavour Capital Advisors Inc., Laurence M. Austin and Mitchell J. Katz hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: February 17, 2015

ENDEAVOUR CAPITAL ADVISORS INC.

By:	/s/ Glenn Hofsess
Name: Glenn Hofsess
Title: Chief Financial Officer

ENDEAVOUR REGIONAL BANK OPPORTUNITIES FUND L.P.

By:	/s/ Glenn Hofsess
Name: Glenn Hofsess
Title: Chief Financial Officer of Endeavour Capital Advisors Inc., its investment advisor

LAURENCE M. AUSTIN

By:	/s/ Laurence M. Austin

MITCHELL J.KATZ

By:	/s/ Mitchell J. Katz